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                                                                    EXHIBIT 99.1
                                                                    ------------

                                                           [ENGLISH TRANSLATION]

                                                                    MAY 12, 2004



                                 FAIR DISCLOSURE

1.   TYPE OF INFORMATION:

o Conference Call relating to the 2004 First Quarter Earnings Release of Hanaro Telecom, Inc. (the "Company")


2.   CONTENTS OF INFORMATION

o    Conference Call - 1Q 2004 Earnings Release

     o    Date:  May 12, 2004 (16:00~18:00)
     o    Venue: Conference Room, Head Office
                   Tae-pyong-ro 2-43, Chung-gu
                   Seoul, Korea 100-733

o    Participants:

- Domestic/overseas institutional investors, sell-side analysts, fund managers, etc.

o    Purpose:

- To announce the Company's results for the first quarter of 2004 via a conference call.

o    Remarks:

- This conference call will be conducted both in Korean and English simultaneously.

o    Others:

- The related materials will be posted on the Company's website (www.hanaro.com) in the morning of the date of the conference call.

- You can hear the recorded version of this conference call from the Company's website from May 20.